Exhibit 99.1

P R E S S  R E L E A S E

For Immediate Release	4 December 2003

CADBURY SCHWEPPES 2003 PRELIMINARY TRADING UPDATE

2003 performance in line with expectations

Cadbury Schweppes plc issues regular trading updates ahead of its interim and preliminary results. Today’s update comments on year-to-date performance in 2003: the preliminary results for 2003 will be announced on 18 February 2004.

Todd Stitzer, Cadbury Schweppes’ CEO said, “We have consistently described 2003 as a transitional year for Cadbury Schweppes as we put in place our new organisational structure, integrated Adams and weathered some challenging trading conditions in a number of our major markets.

“As anticipated, we have seen an improvement in performance in a number of our businesses in recent months, notably our operations in Australia and in the Adams business in North America. Cadbury Trebor Bassett in the UK is having a strong fourth quarter in the run-up to the important Christmas season and we have seen improved share trends in carbonates in the US, led by Dr Pepper.

“We confirm our expectation that underlying results for 2003 will be broadly in line with the first half prior to currency movements.

“In October we set out our four-year strategic and operational agenda at the heart of which lie our far reaching ‘Fuel for Growth’ cost reduction and ‘Smart Variety’ growth initiatives. By exploiting the stronger business platform we have created, we expect to progressively deliver superior business performance and thereby superior shareowner returns.”

“We are confident about the prospects for 2004 as we begin to deliver the benefits of ‘Fuel for Growth’. Although we will see some cost increases, most notably in raw materials, insurance, employee benefits and depreciation, we expect to deliver results within our goal ranges for sales growth and margin increases.”

Trading Update

It is anticipated that underlying results for the full year will be broadly in line with the first half in constant currency terms, as previously indicated. The net effect of currency movements on earnings is expected to be around 2% adverse.

The regional commentaries listed below reflect changes to the organisational structure announced in February. For purposes of this update they exclude the impact of the Adams acquisition which is commented on separately.

•	The performance of the Americas Beverage region during the year has been negatively impacted by an industry-wide slow-down and by changes to the distribution arrangements for 7 UP. However, in recent months, we have seen an improved performance from our carbonated soft drinks (“CSD”) business, led by Dr Pepper which is outperforming the US CSD market in the second half. We continue to expect sales and operating profits for the year at constant currency for the region to be broadly level with those of last year.

•	Results from our European Beverage operations have benefited from a full year contribution from Apollinaris & Schweppes. Sales in the second half in France and Spain were boosted by the hot summer weather, but the costs of meeting this higher demand adversely impacted margins. The next phase of the integration of the commercial and supply chain operations of Schweppes and Orangina in France is moving ahead positively.

•	Our Europe, Middle East & Africa confectionery region has had a good year overall, recovering well from the negative impact of an exceptionally hot summer in Northern Europe. In the UK, Cadbury Trebor Bassett (“CTB”) is delivering a strong sales performance in the fourth quarter with good demand for its seasonal and non-seasonal ranges, the latter following the successful relaunch of the Cadbury Dairy Milk chocolate range. For the full year, we expect CTB to show solid growth in sales and operating profits. Elsewhere in the region, our emerging market operations in Africa, notably South Africa and Egypt, are producing excellent results with double-digit growth in sales and profits anticipated for the year as a whole. The performance of our business in Russia is improving under a new management team.

•	Americas Confectionery, excluding Adams, is expected to be ahead year-on-year at the operating profit level with a better second half performance. Stani in Argentina continues to grow strongly while in Canada, margins are benefiting from a greater focus on our higher value branded business.

•	In Asia Pacific, where profits are expected to be modestly lower year-on-year, the second half is delivering a strong recovery in sales and profits. Our confectionery business in Australia has regained sales and profit momentum after a slow start while the beverage business is benefiting from the steady recovery of its impulse customer base. Progress in our smaller emerging market operations have been held back by weak trading in China and an industry-wide fall in chocolate sales ahead of the important Diwali festival in India due to concerns about storage conditions in the retail trade.

Adams

We acquired the Adams business in March of this year. Results to date are in line with the acquisition case and we continue to expect Adams to be modestly dilutive to group earnings in 2003. The performance of the base business is improving with gum market shares stabilising in markets such as the US, Canada and Spain. The Japanese business continues to recover and the business in Latin America is growing strongly. The integration is progressing to plan: a number of country integrations have been completed ahead of schedule and we have announced the closure of factories in the UK and Brazil. During the second half, we have successfully refinanced over half the Adams related bank debt in the US dollar, Canadian dollar and sterling bond markets.

Financials

We expect restructuring charges of around £200 million and capital spend of around £300 million for 2003. These include the impact of our recently announced ‘Fuel for Growth’ initiative which is designed to reduce supply chain, commercial and administrative costs.

As already indicated, cash flow in 2003 will be impacted by the combination of outflows related to the first time consolidation of Adams and these higher levels of restructuring and capital expenditure. We expect that free cash flow for 2003 will be in excess of £100 million.

2004 Outlook

We are confident about the prospects for 2004 as we begin to deliver the benefits of Fuel for Growth. We anticipate some cost increases during the year, most notably in raw materials, insurance, employee benefits and depreciation. Overall in 2004 we expect to deliver results within our goal ranges of 3% – 5% net sales growth and 50 to 75 basis points of margin increase every year.

Ends

For further information:

Cadbury Schweppes plc:	020-7409-1313
http://www.cadburyschweppes.com

Capital Market Enquiries	020-7830-5095
Sally Jones
Marie Wall
Mary Jackets
Media Enquiries	020-7409 1313
Dora McCabe
Sarah Pelling
The Maitland Consultancy	020-7379-5151
Angus Maitland
Philip Gawith

Safe Harbor Statement:

This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. This presentation should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.

Note to editors:

Cadbury Schweppes is a major global company which manufactures, markets and distributes branded beverages and confectionery products around the world. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The group employs around 55,000 people and is a leading world-wide confectionery company. It is number one in sugar and functional confectionery, a strong number two in gum and the world’s third largest soft drinks company.

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